Room 4561

August 3, 2007

Michael J. Rapisand
Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, TX 78728

Re: Xplore Technologies Corp.
Revised Preliminary Information Statement on Schedule 14C
Filed July 27, 2007
File No. 0-52697

Dear Mr. Rapisand:

We have reviewed your revised preliminary information statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. References to page numbers in the comments below refer to the revised information statement marked to show changes that was provided to us by counsel.

Revised Preliminary Information Statement on Schedule 14C

General

1. Please refer to prior comment 1 from our letter dated July 25, 2007. Your response to our prior comment concludes that the Commission did not intend for Rule 135c to cover filings required to be made by a registrant under the Exchange Act. However, the basis for such conclusion is unclear given that paragraph (b) of Rule 135c states that any notice contemplated by this rule "may take the form of a news release or *a written communication directed to security holders* or employees, as the case may be, or other published statements" (emphasis added). Your response also states that you did not intend for the Information Statement to be a notice of an unregistered offering as contemplated by Rule 135c and that such information is required by Item 11 of Schedule 14A. Your response also concludes that the information provided does not constitute a general solicitation under Rule 502(c). Again, however, you provide no analysis to support such conclusions. Regardless of your intent, the information provided in the publicly

filed preliminary information statement appears to be the announcement of the undertaking of an unregistered offering, as contemplated by Rule 135c. Therefore, we suggest you should revise your disclosure to provide a legend that complies with the requirements of Rule 135c(a)(2), including affirmatively stating that the information statement is not an offer to sell nor a solicitation of an offer to buy the securities being offering in the proposed unregistered offering. Tell us how you will respond to any requests to purchase such securities from stockholders who become aware of the proposed offering through receipt of this information statement.

2.   Please refer to prior comment 2 from our letter dated July 25, 2007. We note from your response that you believe that the information required by Item 13(a) of Schedule 14A is not material for the exercise of prudent judgment because the matter to be acted upon is the authorization of the issuance of preferred stock for cash at an offering price you believe constitutes fair value. However, the unregistered offering relates to the issuance of units of Series C Preferred Stock and warrants to purchase common stock for $0.50/unit. We presume that this offering price is the sum of the fair value of both securities. Moreover, your disclosure on page 5 indicates that up to 14 million of the 20 million units to be offered in the unregistered offering may be purchased by a related party who will receive a cash fee equal to 6% of the gross purchase price of the units and additional warrants (that we assume will be accounted for at a fair value greater than zero) to purchase stock in the amount of 6% of the Series C Preferred Stock purchased. Based upon this disclosure, it appears that over half of the units offered may be sold for net proceeds that are less than the established fair value of the units. Therefore, we are unable to concur with your conclusion that this transaction is one that does not require Item 13(a) information (either included in the body of the document or incorporated by reference pursuant to Item 13(b) of Schedule 14A).

3.   Please refer to prior comment 3 from our letter dated July 25, 2007. You state that the solicitation of written consents from the holders of your Series A and Series B Preferred Stock by your CEO and one director do not fall within the proxy rules because your Preferred Stock is not registered pursuant to Section 12(g) of the Securities Exchange Act. However, you disclose that "27 of the consenting holders of the Series A and Series B Preferred Stock…own an aggregate of 61,801,645 shares of Preferred Stock *and 12,999,871 shares of common stock*" (emphasis added). Your contacts with these Preferred Stockholders appears to constitute a solicitation of them in their capacities of holders of common stock. Given the facts provided, it appears that your CEO and director conducted a solicitation of written consents from common stockholders that does not meet any of the exemptions set forth in Rule 14a-2. Therefore, it appears that you should provide such stockholders with the information required

by Rules 14a-3 to 14a-15 and should file a preliminary proxy statement to obtain such written consents and/or proxies to vote on the proposed transaction.

4.   Please ensure that your response to these comments is accompanied by a letter from the company providing the representations requested in the closing of our prior comment letter. That is, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this regard, we note that the response letter containing these representations is signed by counsel and not an authorized officer of Xplore Technologies Corp.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 603-2001
Jonathan J. Russo, Esq.
Thelan Reid Brown Raysman & Steiner LLP
Telephone: (212) 603-2227